NEMUCORE MEDICAL INNOVATIONS INCORPORATED
55 UNION STREET • WORCESTER MA 01608
508-762-1017 • WWW.NEMUCORE.COM



Barbara Davis
V.M.D, Ph.D.
Chief Scientific Officer

Dr. Davis is certified as a Diplomate, American College of Veterinary Pathologists and has over 20 years of research experience in female endocrine and reproductive pathology and cancers (ovarian, uterine, breast). She established and served as the Acting Chief for the first National Institutes of Health research laboratory focused on women's health (Laboratory of Women's Health) while at the National Institute of Environmental Health Sciences (NIEHS), Research Triangle Park, NC. During this time she also served as the principal investigator for the Fibroid Growth Study, (Clinical Trial Registry: www.clinicaltrials.com; Registry name: Fibroid Growth Study; NCT00340288) and responsible for study design, funding and budget, IRB approvals, coordinating sites, establishing the medical and management teams, patient recruitment, data collection, analysis and coordinating publications. Realizing the need for safe and effective therapies for cancer, Dr. Davis subsequently worked in biopharmaceutical companies involved with the development of novel anti-cancer small molecules and antibodies, working closely with our medical oncologists in efficacy studies, non-GLP and GLP toxicity studies toxicology. She is adjunct professor at Tufts University and has over 70 original research publications and book chapters.